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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 497

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert W. Baird & Co. Incorporated**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 E Wisconsin Ave
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard M. Rush (414) 765-3675
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name – *if individual, state last, first, middle name*)

100 E. Wisconsin Ave. (Address) Milwaukee (City) WI (State) 53202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

** These Financial statements and schedules should be deemed confidential pursuant to subparagraph (e) (3) of Rule 17a-5

# OATH OR AFFIRMATION

I, Leonard M. Rush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert W. Baird & Co. Incorporated, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert W. Baird & Co. Incorporated

Financial Statements
As of December 31, 2004
Together with Reports of Independent Public Accountants

Accountants and Business Advisors

Grant Thornton

**Report of Independent Public Accountants**

To the Board of Directors of
Robert W. Baird & Co. Incorporated:

We have audited the accompanying statement of financial condition of Robert W. Baird & Co. Incorporated (the "Company", a Wisconsin corporation and a majority-owned subsidiary of Baird Financial Corporation) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert W. Baird & Co. Incorporated as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Milwaukee, Wisconsin
February 10, 2005

100 East Wisconsin Avenue
Milwaukee, WI 53202
T 414.289.8200
F 414.289.9910
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

**Robert W. Baird & Co. Incorporated**

Statement of Financial Condition
As of December 31, 2004

(In Thousands)

| | |
|---|---|
| **Assets** | |
| Cash | $ 49,712 |
| Deposits with Clearing Corporations | 5,076 |
| Receivables: | |
| Clients | 450,740 |
| Brokers and Dealers | 15,206 |
| Deposits Paid on Securities Borrowed | 138,337 |
| Other | 108,447 |
| | 712,730 |
| Securities Owned, at Market Value | 425,021 |
| Equipment and Leasehold Improvements, at Cost, Less Accumulated Depreciation and Amortization of $73,251 | 24,756 |
| Goodwill and Intangible Assets | 47,225 |
| Other Assets, Including $19,786 of Net Deferred Tax Assets | 46,607 |
| Total Assets | $1,311,127 |

The accompanying notes are an integral part of this financial statement.

**Robert W. Baird & Co. Incorporated**

Statement of Financial Condition
As of December 31, 2004

(In Thousands)

(Continued)

Liabilities and Stockholders' Equity

| | |
|---|---|
| Money Borrowed: | |
| Bank Loans | $ 50,000 |
| Book Credit Balances in Bank Accounts | 45,354 |
| | 95,354 |
| Payables: | |
| Clients | 213,138 |
| Brokers and Dealers | 45,852 |
| Deposits Received on Securities Loaned | 40,005 |
| | 298,995 |
| Securities Sold, Not Yet Purchased, at Market Value | 129,880 |
| Accounts Payable, Accrued Expenses and Other Liabilities | 242,796 |
| Income Taxes Payable | 21,291 |
| Subordinated Liabilities | 363,085 |
| Total Liabilities | 1,151,401 |
| Stockholders' Equity: | |
| Common Stock | 12,446 |
| Additional Paid-In Capital | 118,874 |
| Restricted Stock Units | 4,146 |
| Retained Earnings | 20,208 |
| Treasury Stock, at Cost | (605) |
| Accumulated Other Comprehensive Income | 4,657 |
| Total Stockholders' Equity | 159,726 |
| Total Liabilities and Stockholders' Equity | $1,311,127 |

The accompanying notes are an integral part of this financial statement.

**Robert W. Baird & Co. Incorporated**

Statement of Income
For the Year Ended December 31, 2004

(In Thousands)

| | |
|---|---|
| Revenues: | |
| Commissions | $168,122 |
| Investment Advisory Fees | 136,375 |
| Principal Transactions, Net | 111,353 |
| Investment Banking and Underwriting | 91,597 |
| Interest and Dividends, Net | 21,932 |
| Other | 45,105 |
| | 574,484 |
| Expenses: | |
| Associate Compensation and Benefits | 365,051 |
| Floor Brokerage and Clearance | 22,336 |
| Communications | 13,989 |
| Occupancy and Equipment | 43,622 |
| Sales Promotion | 6,311 |
| Other Operating Expenses | 56,151 |
| Acquisition Financing | 13,400 |
| | 520,860 |
| Income Before Provision for Income Taxes and Equity in Gain of Affiliate | 53,624 |
| Provision for Income Taxes | 18,040 |
| Equity in Gain of Affiliate | 2,039 |
| Net Income | $ 37,623 |

The accompanying notes are an integral part of this financial statement.

**Robert W. Baird & Co. Incorporated**

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

(In Thousands)

| | Comprehensive Income | Common Stock | Additional Paid-In Capital | Restricted Stock Units | Retained Earnings | Treasury Stock | Accumulated Other Comprehensive Income | Total |
|---|---|---|---|---|---|---|---|---|
| Balance, December 31, 2003 | | $12,398 | $ 49,223 | $4,603 | $ 346,376 | $ (830) | $3,318 | $ 415,088 |
| Common Stock Sales | | 41 | 1,215 | - | - | - | - | 1,256 |
| Exercise of Options | | 7 | (198) | - | - | 1,020 | - | 829 |
| Conversion of Restricted Stock Units | | - | (263) | (457) | - | 871 | - | 151 |
| Purchases of Treasury Stock | | - | - | - | - | (2,726) | - | (2,726) |
| Sales of Treasury Stock | | - | - | - | - | 1,060 | - | 1,060 |
| Effect of Northwestern Mutual Redemption | | - | 68,897 | - | (363,791) | - | - | (294,894) |
| Net Income | $37,623 | - | - | - | 37,623 | - | - | 37,623 |
| Foreign Currency Translation Adjustment | 1,339 | - | - | - | - | - | 1,339 | 1,339 |
| Comprehensive Income | $38,962 | | | | | | | |
| Balance, December 31, 2004 | | $12,446 | $118,874 | $4,146 | $ 20,208 | $ (605) | $4,657 | $159,726 |

The accompanying notes are an integral part of this financial statement.

**Robert W. Baird & Co. Incorporated**

Statement of Changes in Subordinated Liabilities
For the Year Ended December 31, 2004

(In Thousands)

| | |
|---|---|
| Balance, December 31, 2003 | $ 48,487 |
| Increases | 321,217 |
| Decreases | (6,619) |
| Balance, December 31, 2004 | $363,085 |

The accompanying notes are an integral part of this financial statement.

**Robert W. Baird & Co. Incorporated**

Statement of Cash Flows
For the Year Ended December 31, 2004

(In Thousands)

| | |
|---|---|
| Cash Flows Used for Operating Activities: | |
| Net Income | $ 37,623 |
| Noncash Items Included in Net Income- | |
| Depreciation and Amortization | 10,902 |
| Gain on Sale of Investments | (3,669) |
| Deferred Taxes | (6,641) |
| Loss on Disposal of Fixed Assets | 47 |
| Increase in Operating Receivables- | |
| Clients | (30,707) |
| Brokers and Dealers | (11,429) |
| Deposits Paid on Securities Borrowed | (61,390) |
| Other | (15,878) |
| Increase in Operating Payables- | |
| Clients | 46,167 |
| Brokers and Dealers | 34,160 |
| Increase in- | |
| Deposits With Clearing Corporations | (1,245) |
| Securities Owned | (68,995) |
| Increase (Decrease) in- | |
| Securities Sold, Not Yet Purchased | 58,969 |
| Other, Net | (831) |
| Cash Used for Operating Activities | (12,917) |
| Cash Flows Used for Investing Activities: | |
| Purchases of Investments | (8,420) |
| Sales of Investments | 5,626 |
| Purchases of Fixed Assets, Net | (5,718) |
| Cash Used for Investing Activities | (8,512) |
| Cash Flows Provided by Financing Activities: | |
| Proceeds from Money Borrowed, Net | 33,116 |
| Deposits Received on Securities Loaned, Net | (16,721) |
| Payments for Subordinated Liabilities, Net | (402) |
| Sales of Common Stock | 1,256 |
| Purchases of Treasury Stock, Net | (686) |
| Cash Provided by Financing Activities | 16,563 |

The accompanying notes are an integral part of this financial statement.

**Robert W. Baird & Co. Incorporated**

Statement of Cash Flows
For the Year Ended December 31, 2004

(In Thousands)

(Continued)

| | |
|---|---|
| Net Decrease in Cash | $ (4,866) |
| Cash at Beginning of Year | 54,578 |
| Cash at End of Year | $ 49,712 |
| Supplemental Disclosures of Cash Flow Information: | |
| Cash Paid During the Year for- | |
| Interest | $ 11,982 |
| Income Taxes | 26,651 |
| Supplemental Disclosure of Non-Cash Transaction: | |
| Effect of Northwestern Mutual Redemption | $294,894 |

The accompanying notes are an integral part of this financial statement.

**Robert W. Baird & Co. Incorporated**

Notes to Financial Statements
December 31, 2004

(In Thousands, Except Share and Per Share Amounts)

(1) Summary of Significant Accounting Policies

Robert W. Baird & Co. Incorporated (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company owns a 48% ownership interest in Baird UK Ltd., the parent company of an affiliated broker and dealer in securities located principally in London, England. The Company engages in a broad range of activities in the securities brokerage and investment banking business, including private client brokerage transactions, institutional equity and fixed income sales, origination of and participation in underwritings and distribution of corporate and municipal securities issuances, merger and acquisition transactions, private equity and venture capital investing, market making and trading activities, investment advisory and money management services, correspondent clearing services, and fixed income asset management services. The Company is a majority-owned subsidiary of Baird Financial Corporation ("BFC"), which is a majority-owned subsidiary of Baird Holding Company ("BHC" or the "Parent"). Through May 13, 2004, the Company was a majority-owned subsidiary of Northwestern Mutual ("NM") as more fully discussed in Footnote 2.

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements:

(a) Securities Transactions

Securities transactions are recorded on settlement date, which is not materially different from trade date.

In the normal course of business, the Company, similar to other firms in the securities industry, purchases and sells securities as both principal and agent. If the other party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company's policy is to continually monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and client with which it conducts business.

(b) Securities Owned

Securities owned are carried at market value or, in the event there is no readily identifiable market value, fair value as determined by management, with the change in unrealized gains or losses reflected in income.

(c) Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash,

letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Additional collateral is obtained or refunded as necessary.

(d) Investment Banking

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from security offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

(e) Investment Advisory Fees

The Company recognizes investment advisory fees in the period earned.

(f) Derivative Financial Instruments

The Company has limited involvement with derivative financial instruments. The Company enters into forward, option and future transactions as more fully discussed in Footnote 17.

(g) Income Taxes

Through May 13, 2004, the Company was included in a consolidated Federal income tax return with NM; however, the provision for Federal income taxes was determined on a separate return equivalent basis. Subsequent to May 13, 2004, the Company files a separate company tax return.

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's financial statements for deferred income taxes in recognition of these temporary differences.

(h) Interest and Dividends, Net

Included in Interest and Dividends, Net in the Statement of Income are interest revenues of $23,932 and interest expense of $2,000.

(i) Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets, which range from three years for software and computer equipment to seven years for furniture and other equipment.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

(j) Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. Intangibles with finite lives are amortized on a straight-line basis over their respective lives.

(k) Stock-Based Compensation

The Company has an incentive stock option and a restricted stock plan which provide for the issuance of Company common stock. The Company accounts for such stock and stock options under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." In accordance with APB No. 25, compensation expense is not recognized for stock options that have no intrinsic value on the date of the grant. Compensation expense is recognized immediately for restricted stock units.

(l) Foreign Currency Translation

In accordance with SFAS No. 52, "Foreign Currency Translation," assets and liabilities of the Company's foreign investment are translated at the current exchange rate, and the related revenues and expenses are translated at the average monthly exchange rates in effect. Net exchange gains or losses resulting from the translation of foreign financial statements are credited or charged directly to a separate component of Stockholders' Equity titled "Accumulated Other Comprehensive Income."

(m) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(n) New Accounting Pronouncement

In December 2004, the Financial Accounting Standards Board issued Revised SFAS No. 123, "Share-Based Payment." Revised SFAS No. 123 requires expense recognition for stock options and other share-based payment transactions. As a nonpublic entity, the revised standard is effective in 2006 for the Company. The Company does not anticipate that the adoption of this standard will materially impact earnings or its financial condition.

(2) NM Redemption and Basis of Presentation

(a) NM Redemption

Effective May 13, 2004, BHC and NM entered into a stock redemption agreement (the "Redemption") whereby BHC redeemed NM's majority ownership interest in BHC in

exchange for cash, notes payable and warrants. For presentation purposes, the Redemption has been reflected as if it occurred on May 31, 2004. The transaction was accounted for using the purchase method of accounting.

Pursuant to the Redemption, the Company issued subordinated liabilities payable to BFC as more fully disclosed in Footnote 8.

The Company allocated the purchase price to assets and liabilities based on their estimated fair values, considering NM's ownership interest in the assets and liabilities. The fair value assigned to both the tangible and intangible assets and liabilities was based on estimates and assumptions determined by management with the assistance of a nationally recognized independent corporate financial advisory firm that focuses on valuation and investment banking services. As a result of the Redemption, goodwill of $26,200, amortizing intangibles of $13,917, consisting of client relationships and the value of the remaining life of the NM clearing agreement, and a brand name indefinite life intangible of $9,260 were recorded by the Company.

Acquisition Financing on the Statement of Income represents interest expense resulting from the Redemption.

(b) Basis of Presentation

The financial statements of the Company have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America. These financial statements have been prepared using the historical cost basis of accounting adjusted for the application of "push-down" accounting at May 31, 2004 as the result of the Redemption. In connection with "push-down" accounting, the Company restated certain of its assets and liabilities as of May 31, 2004. Accordingly, results of operations prior to May 31, 2004, particularly acquisition financing, are not necessarily comparable to the results of operations subsequent to that date.

(c) Selected Financial Information for Pre- and Post- NM Redemption

Because the statements of income, changes in stockholders' equity and cash flows reflect the revaluation of certain of the Company's assets and liabilities from May 31, 2004, the following presents the statements of income, changes in stockholders' equity and cash flows for the period from January 1, 2004 through May 31, 2004, which represents the activity before the NM Redemption, and the period from June 1, 2004 through December 31, 2004, which represents the activity after the NM Redemption:

## Statements of Income

| | For the Period January 1, 2004 Through May 31, 2004 | For the Period June 1, 2004 Through December 31, 2004 | For the Year Ended December 31, 2004 |
|---|---|---|---|
| Revenues: | | | |
| Commissions | $ 74,453 | $ 93,669 | $168,122 |
| Investment Advisory Fees | 55,788 | 80,587 | 136,375 |
| Principal Transactions, Net | 49,508 | 61,845 | 111,353 |
| Investment Banking and Underwriting | 31,499 | 60,098 | 91,597 |
| Interest and Dividends, Net | 8,287 | 13,645 | 21,932 |
| Other | 14,917 | 30,188 | 45,105 |
| | 234,452 | 340,032 | 574,484 |
| Expenses: | | | |
| Associate Compensation and Benefits | 150,292 | 214,759 | 365,051 |
| Floor Brokerage and Clearance | 9,406 | 12,930 | 22,336 |
| Communications | 5,814 | 8,175 | 13,989 |
| Occupancy and Equipment | 17,615 | 26,007 | 43,622 |
| Sales Promotion | 2,425 | 3,886 | 6,311 |
| Other Operating Expenses | 21,877 | 34,274 | 56,151 |
| Acquisition Financing | 1,106 | 12,294 | 13,400 |
| | 208,535 | 312,325 | 520,860 |
| Income Before Provision for Income Taxes and Equity in Gain of Affiliate | 25,917 | 27,707 | 53,624 |
| Provision for Income Taxes | 8,839 | 9,201 | 18,040 |
| Equity in Gain of Affiliate | 337 | 1,702 | 2,039 |
| Net Income | $ 17,415 | $ 20,208 | $ 37,623 |

## Statements of Changes in Stockholders' Equity

| | Comprehensive Income | Common Stock | Additional Paid-In Capital | Restricted Stock Units | Retained Earnings | Treasury Stock | Accumulated Other Comprehensive Income | Total |
|---|---|---|---|---|---|---|---|---|
| Balance, December 31, 2003 | | $12,398 | $ 49,223 | $4,603 | $ 346,376 | $ (830) | $3,318 | $ 415,088 |
| Exercise of Options | | - | (344) | - | - | 833 | - | 489 |
| Conversion of Restricted Stock Units | | - | (263) | (457) | - | 871 | - | 151 |
| Purchases of Treasury Stock | | - | - | - | - | (929) | - | (929) |
| Effect of Northwestern Mutual Redemption | | - | 68,897 | - | (363,791) | - | - | (294,894) |
| Net Income | $17,415 | - | - | - | 17,415 | - | - | 17,415 |
| Foreign Currency Translation Adjustment | 711 | - | - | - | - | - | 711 | 711 |
| Comprehensive Income | $18,126 | | | | | | | |
| Balance, May 31, 2004 | | 12,398 | 117,513 | 4,146 | - | (55) | 4,029 | 138,031 |
| Common Stock Sales | | 41 | 1,215 | - | - | - | - | 1,256 |
| Exercise of Options | | 7 | 146 | - | - | 187 | - | 340 |
| Purchases of Treasury Stock | | - | - | - | - | (1,797) | - | (1,797) |
| Sales of Treasury Stock | | - | - | - | - | 1,060 | - | 1,060 |
| Net Income | $20,208 | - | - | - | 20,208 | - | - | 20,208 |
| Foreign Currency Translation Adjustment | 628 | - | - | - | - | - | 628 | 628 |
| Comprehensive Income | $20,836 | | | | | | | |
| Balance, December 31, 2004 | | $12,446 | $118,874 | $4,146 | $ 20,208 | $ (605) | $4,657 | $ 159,726 |

**Statements of Cash Flows**

| | For the Period January 1, 2004 Through May 31, 2004 | For the Period June 1, 2004 Through December 31, 2004 | For the Year Ended December 31, 2004 |
|---|---|---|---|
| Cash Flows (Used for) Provided by Operating Activities: | | | |
| Net Income | $ 17,415 | $ 20,208 | $ 37,623 |
| Noncash Items Included in Net Income- | | | |
| Depreciation and Amortization | 3,713 | 7,189 | 10,902 |
| Gain on Sale of Investments | (19) | (3,650) | (3,669) |
| Deferred Taxes | (8,918) | 2,277 | (6,641) |
| Loss on Disposal of Fixed Assets | 2 | 45 | 47 |
| Increase in Operating Receivables- | | | |
| Clients | (27,425) | (3,282) | (30,707) |
| Brokers and Dealers | (2,999) | (8,430) | (11,429) |
| Deposits Paid on Securities Borrowed | (41,672) | (19,718) | (61,390) |
| Other | (10,291) | (5,587) | (15,878) |
| Increase in Operating Payables- | | | |
| Clients | 2,155 | 44,012 | 46,167 |
| Brokers and Dealers | 16,237 | 17,923 | 34,160 |
| (Increase) Decrease in- | | | |
| Deposits With Clearing Corporations | (4,242) | 2,997 | (1,245) |
| Securities Owned | 105,911 | (174,906) | (68,995) |
| Increase (Decrease) in- | | | |
| Securities Sold, Not Yet Purchased | 14,752 | 44,217 | 58,969 |
| Other, Net | (80,310) | 79,479 | (831) |
| Cash (Used for) Provided by Operating Activities | (15,691) | 2,774 | (12,917) |
| Cash Flows Used for Investing Activities: | | | |
| Purchases of Investments | (6,184) | (2,236) | (8,420) |
| Sales of Investments | 36 | 5,590 | 5,626 |
| Purchases of Fixed Assets, Net | (812) | (4,906) | (5,718) |
| Cash Used for Investing Activities | (6,960) | (1,552) | (8,512) |
| Cash Flows Provided by Financing Activities: | | | |
| Proceeds from Money Borrowed, Net | (19,315) | 52,431 | 33,116 |
| Deposits Received on Securities Loaned, Net | 29,753 | (46,474) | (16,721) |
| Payments for Subordinated Liabilities, Net | 291 | (693) | (402) |
| Sales of Common Stock | - | 1,256 | 1,256 |
| Purchases of Treasury Stock, Net | (291) | (395) | (686) |
| Cash Provided by Financing Activities | 10,438 | 6,125 | 16,563 |

**Statements of Cash Flows - Continued**

| | For the Period January 1, 2004 Through May 31, 2004 | For the Period June 1, 2004 Through December 31, 2004 | For the Year Ended December 31, 2004 |
|---|---|---|---|
| Net (Decrease) Increase in Cash | $ (12,213) | $ 7,347 | $ (4,866) |
| Cash at Beginning of Period | 54,578 | 42,365 | 54,578 |
| Cash at End of Period | $ 42,365 | $ 49,712 | $ 49,712 |
| Supplemental Disclosures of Cash Flow Information: | | | |
| Cash Paid During the Period for- | | | |
| Interest | $ 463 | $ 11,519 | $ 11,982 |
| Income Taxes | 15,643 | 11,008 | 26,651 |
| Supplemental Disclosure of Non-Cash Transaction: | | | |
| Effect of Northwestern Mutual Redemption | $294,894 | $ - | $294,894 |

(3) Related-Party Transactions

During 2004, the Company entered into certain transactions with affiliated entities. Included in the Statement of Financial Condition are $59,813 of receivables from affiliates included in Receivables Other and $1,412 of payables to affiliates included in Accounts Payable, Accrued Expenses and Other Liabilities.

The Company and NM have entered into an amended fully disclosed clearing agreement through December 31, 2005. Under the amended clearing agreement, the Company clears trades for an affiliated broker dealer and retains a portion of commissions as a fee for its services. The Company records clearing charges net of commissions remitted. Total commissions generated by the correspondent were $157,027 and commissions remitted totaled $136,913 in 2004. In connection with this activity, the Company has a payable of $12,982 to NM included in Accounts Payable, Accrued Expenses and Other Liabilities.

(4) Goodwill and Intangible Assets

At December 31, 2004, goodwill and intangible assets consist of the following:

| | |
|---|---|
| Goodwill | $26,200 |
| Amortizing Intangibles | 11,765 |
| Indefinite Life Intangible | 9,260 |
| | $47,225 |

Estimated future amortization expense is as follows:

| | |
|---|---|
| 2005 | $ 3,688 |
| 2006 | 1,259 |
| 2007 | 1,259 |
| 2008 | 1,259 |
| 2009 | 1,259 |
| Thereafter | 3,041 |
| | $11,765 |

(5) Money Borrowed

The Company had committed and uncommitted unsecured bank loans totaling $50,000 at December 31, 2004. The loans are payable on demand and are at an average interest rate of 2.71% at December 31, 2004.

(6) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2004, securities owned and securities sold, not yet purchased, consist of trading and investment securities at market value, and are as follows:

| | Securities Owned | Securities Sold, Not Yet Purchased |
|---|---|---|
| U.S. Government and Agency Obligations | $269,632 | $120,406 |
| Municipal Bonds | 28,500 | 15 |
| Corporate Bonds | 71,131 | 7,411 |
| Corporate Stocks | 30,500 | 2,048 |
| Other Securities | 25,258 | - |
| | $425,021 | $129,880 |

Other Securities consist principally of investments in partnership interests and corporate stocks that are not readily marketable. At December 31, 2004, investments in partnership interests are carried at estimated fair value of $23,850. NM and certain employees have purchased limited partnership interests on a basis consistent with other investors in the partnerships. The Company serves as the general partner or limited partner in the partnerships. At December 31, 2004, the partnerships have total assets of $143,640 and nominal liabilities. In connection with these partnerships, at December 31, 2004, the Company has made commitments to invest up to an additional $7,305.

(7) Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. The Company has elected to operate under the alternative net capital requirement as allowed by the net capital rule, which requires that net capital exceed 2% of aggregate debit items as those terms are defined. Withdrawal of equity capital may be restricted if net capital is less than 5% of such aggregate debit items. At December 31, 2004, the Company's net capital percentage was 50% of aggregate debit items, and net capital, as defined, was $239,850, which is $230,311 in excess of the required minimum amount.

(8) Subordinated Liabilities

The Company has $363,085 of subordinated notes, including $340,000 payable to BFC, covered by agreements approved by the New York Stock Exchange, Inc. that are available in computing adjusted net capital under the net capital rule at December 31, 2004. The following schedule discloses the major components including repayment terms:

| | |
|---|---|
| Payable to BFC | |
| Series A Subordinated Note, 6.75%, due May 2014. Scheduled principal payments begin in May 2010. | $140,000 |
| Series B Subordinated Note, 8.50%, due May 2016. Scheduled principal payments begin in May 2015. | 100,000 |
| Subordinated Note, 4%, due June 2007. Scheduled principal payments begin in June 2005. | 75,000 |
| Subordinated Notes, variable interest rate (2.75% at December 31, 2004), due August 2011. | 25,000 |
| | 340,000 |
| Payable to Associates | 23,085 |
| | $363,085 |

To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2004, the Company had sufficient capital that such restrictions did not apply. The right of the noteholders to receive any payment from the Company under the terms of the notes is subordinated to the claims of all present and future creditors of the Company that arise prior to maturity and is dependent on approval by the New York Stock Exchange, Inc.

(9) Income Taxes

The provision for income taxes results in an effective income tax rate of 34%, which is computed by dividing the provision for income taxes by income before provision for income taxes and equity in gain of affiliate. The difference between the effective income tax rate and the statutory Federal income tax rate of 35% is attributable primarily to state income taxes less the related Federal income tax effect thereon, offset by foreign losses, state tax refunds, excludable dividend and municipal interest income.

The provision for income taxes is comprised of the following:

| | |
|---|---|
| Current Tax Expense-Federal | $ 9,769 |
| Current Tax Expense-State | 1,630 |
| Deferred Tax Provision | 6,641 |
| | $18,040 |

The deferred tax asset recognized as of December 31, 2004, resulted primarily from timing differences of various deferred compensation plans, provisions for losses, depreciation and other accruals.

(10) Stockholders' Equity

During 2004, the following share transactions took place:

| | Shares of Common Stock, $1 Stated Value | Shares of Treasury Stock |
|---|---|---|
| Balance, December 31, 2003 | 12,397,983 | 29,500 |
| Sales of Common Stock | 40,518 | - |
| Exercise of Options | 7,100 | (35,431) |
| Conversion of Restricted Stock Units | - | (30,786) |
| Purchases of Treasury Stock, Net | - | 54,979 |
| Balance, December 31, 2004 | 12,445,601 | 18,262 |

The Company has authorized 36,225,000 shares of $1 stated value common stock. The Company has also authorized 1,000 shares of no par value, cumulative, nonvoting preferred stock. No shares of preferred stock were issued or outstanding in 2004.

The shares of the Company are subject to strict transfer restrictions.

(11) Associate Compensation and Retirement Plans

(a) Pension Plan

The Company has a qualified, noncontributory, defined benefit pension plan (the "Pension Plan") covering substantially all associates. The majority of plan benefits are payable based on salary levels. Certain Pension Plan participants are permitted to continue accruing benefits under the Pension Plan's pre-1998 provisions. Pension expense is determined under the provisions of SFAS No. 87, "Employers' Accounting for Pensions."

Pension Plan participant cash balance pension accounts were frozen as of December 31, 2003. Participants will continue to receive interest credits based on participant balances, but will receive no further principal credits.

Net pension benefit was $1,681 in 2004.

The following sets forth the Pension Plan's funded status, plan assets and the amount recognized as an asset in the Company's Statement of Financial Condition at December 31, 2004:

| | |
|---|---|
| Accumulated Benefit Obligation | $75,443 |
| Projected Benefit Obligation | 75,774 |
| Plan Assets, at Fair Value | 77,386 |
| Prepaid Pension Asset | 10,796 |

The Company contributed $3,500 to the Pension Plan during 2004. The Pension Plan paid benefits of $5,098 during 2004.

The discount rate used on the projected benefit obligation was 6.0%. The calculation of the projected benefit obligation utilizes assumed increases in salary levels of 4.5%.

The Company employs a total return of investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term rate of return on plan assets for a given level of risk. Risk tolerance is established through consideration of plan liabilities and plan funded status. The investment portfolio contains a diversified blend of equity and fixed income investments. The Company determines the asset allocation and target range for the asset classes based upon periodic asset/liability reviews and capital market projections.

The expected long-term rate of return on plan assets is 8.0%. Current market factors such as inflation and interest rates, as well as peer data and historical returns, are considered when determining the long-term rate of return.

The following sets forth the Pension Plan's weighted average asset allocation as of December 31, 2004, as well as the Pension Plan's target allocation percentages:

| | Asset Allocation At Year-end | Target Allocation |
|---|---|---|
| Domestic Equities | 70% | 70% |
| Domestic Fixed Income Instruments | 30 | 30 |

The Company does not expect to make contributions to the Pension Plan in 2005.

The following sets forth the Pension Plan's estimated future benefit payments:

| Calendar Year | |
|---|---|
| 2005 | $ 9,808 |
| 2006 | 8,411 |
| 2007 | 6,684 |
| 2008 | 6,269 |
| 2009 | 5,353 |
| 2010-2014 | 25,027 |
| | $61,552 |

(b) Supplemental Pension Plan

In 2004, the Company adopted a nonqualified, supplemental, noncontributory defined benefit pension plan (the "Supplemental Plan") covering certain associates who continue to earn benefits under the Pension Plan's pre-1998 provisions. Pension expense is determined under the provisions of SFAS No. 87, "Employers' Accounting for Pensions."

Net pension expense was $195 in 2004. The Company did not contribute to the Supplemental Plan in 2004. The Supplemental Plan did not pay any benefits in 2004.

The discount rate used on the projected benefit obligation was 6.0%. The calculation of the projected benefit obligation utilizes assumed increases in salary levels of 4.5%.

The following sets forth the Supplemental Plan's funded status, plan assets and the amount recognized as a liability on the Company's Statement of Financial Condition at December 31, 2004:

| | |
|---|---|
| Accumulated Benefit Obligation | $356 |
| Projected Benefit Obligation | 597 |
| Plan Assets, at Fair Value | - |
| Plan Liability | 195 |

The Company expects to contribute $13 to the Supplemental Plan in 2005.

The following sets forth the Supplemental Plan's estimated future benefit payments:

| Calendar Year | |
|---|---|
| 2005 | $ 13 |
| 2006 | 23 |
| 2007 | 34 |
| 2008 | 47 |
| 2009 | 59 |
| 2010-2014 | 479 |
| | $655 |

(c) The Baird Profit Sharing and Savings Plan

Substantially all associates of the Company are eligible to participate in the Robert W. Baird & Co. Incorporated Profit Sharing and Savings Plan. The plan complies with Section 401(k) of the Internal Revenue Code. The Company matches 100% of the first one thousand two hundred dollars contributed by each participant annually plus 25% of any additional contributions up to 2.5% of eligible compensation. The Company's 401(k) match expense was $2,665 in 2004. Employer profit sharing contributions are made annually at the discretion of the Company's Board of Directors. The Company's profit sharing expense was $7,800 in 2004.

(d) Deferred Compensation

The Company follows SFAS No. 123, "Accounting for Stock-Based Compensation," which sets forth standards for accounting and disclosure of stock-based compensation plans. The Company has a deferred compensation plan, entitled the Baird Capital Participation Plan ("BCPP"), whereby certain associates are granted deferred compensation, which vests after five years and is expensed at date of grant. Associates have the ability to allocate their deferred compensation among several investment options. Under the BCPP's previous

provisions, one of these options provided associates earnings on their deferred compensation tied to changes in the book value per share of the Parent.

Certain BCPP participants own restricted stock units ("RSUs"). The RSUs vest in accordance with the terms of the BCPP and are ultimately convertible into Company common stock. BCPP participants owning RSUs are entitled to cumulative distributions and dividends issued by the Company on its common stock. The RSUs become fully vested and payable in full upon a change in control, as defined in the offering circular, of the Parent or of the Company. The RSUs and shares issued on conversion of the RSUs are subject to strict transfer restrictions.

A summary of the activity relating to the RSUs in 2004 is as follows:

| | Shares |
|---|---|
| Outstanding, December 31, 2003 | 310,275 |
| Conversion to Common Stock | (30,786) |
| Outstanding, December 31, 2004 | 279,489 |

The Company issued no RSUs during 2004. In connection with the RSUs, the Company has reserved 279,489 shares of Company common stock as of December 31, 2004 to cover the ultimate conversion of the outstanding RSUs.

(e) Incentive Stock Option Plan

The Company has established the Robert W. Baird & Co. Incorporated 1997 Incentive Stock Option Plan (the "Incentive Plan") for selected associates. The maximum number of stock options that may be granted under the Incentive Plan is 50% of the shares authorized for issuance to Company associates. The Incentive Plan does not require or set forth any specific vesting periods for the stock options, leaving the vesting provisions of individual option grants up to the discretion of the stock option committee of the Company's Board of Directors. The option exercise price per share under the Incentive Plan may not be less than 100% of the fair market value of the Company's stock on the date the option is granted. The term of each option granted under the Incentive Plan shall generally be 10 years. The options immediately vest and become exercisable upon a change in control, as defined in the offering circular, of the Parent or of the Company. The options and shares issued upon exercise of the options are subject to strict transfer restrictions.

During 2004, the Company's Board of Directors granted options to purchase 11,250 shares of Company common stock under the Incentive Plan. The options are exercisable over a 10 year period at a price of $36.62 per share. This amount is in excess of the fair market value of the stock at the time of issuance. The options vest 20% each year. Option activity during 2004 was as follows:

| | Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding, December 31, 2003 | 987,622 | $20.59 |
| Granted | 11,250 | $36.62 |
| Exercised | (42,531) | $16.54 |
| Forfeited | (13,900) | $28.32 |
| Outstanding, December 31, 2004 | 942,441 | $20.85 |

The weighted average remaining contractual life of the options outstanding at December 31, 2004 was 4.7 years.

The Company accounts for the Incentive Plan under the recognition and measurement principles of APB No. 25 and related Interpretations. No stock-based associate compensation cost is reflected in net income, as all options granted under the Incentive Plan had an exercise price equal or greater than the market value of the underlying common stock on the date of grant. The following table reflects the Company's pro forma results as if compensation expense associated with all outstanding options were recognized over their vesting period:

| | |
|---|---|
| Net Income, as reported | $37,623 |
| Deduct: Total stock-based associate compensation expense determined under fair value method, net of related tax effects | (235) |
| Pro Forma Net Income | $37,388 |

(12) Restructuring and Other Unusual Charges

The following is a summary of activity with respect to the restructuring related liability account. The amounts are included in Accounts Payable, Accrued Expenses and Other Liabilities on the Statement of Financial Condition.

| | |
|---|---|
| Balance, December 31, 2003 | $2,516 |
| Payments | (735) |
| Balance, December 31, 2004 | $1,781 |

(13) Baird UK Ltd.

The Company reports the results of its investment in Baird UK Ltd. using the equity method of accounting. At December 31, 2004, the Company's investment in Baird UK Ltd. was $9,377 and is included in Other Assets. The Company has not recorded a tax provision connected with its unrepatriated equity earnings as management has no current intention to repatriate earnings from the investment.

(14) Commitments and Contingencies

(a) Leases

The Company occupies office space and leases equipment under cancelable and noncancelable operating lease arrangements. The aggregate minimum annual rental expense relating to noncancelable leases is as follows:

| Calendar Year | Aggregate Minimum Annual Rental Expense on Noncancelable Leases |
|---|---|
| 2005 | $ 23,323 |
| 2006 | 23,007 |
| 2007 | 22,064 |
| 2008 | 19,178 |
| 2009 | 13,397 |
| Thereafter | 5,389 |
| | $106,358 |

Total rental expense was $26,569 during 2004.

(b) Letters of Credit

The Company has obtained a $25,000 letter of credit secured by client securities held in margin accounts. The Company utilized $22,093 of this letter to meet margin requirements of a clearing corporation as of December 31, 2004.

(c) Other

The Company and other securities dealers have been named as codefendants in certain suits purportedly brought for the benefit of large classes of securities investors and seeking substantial amounts in damages under Federal and state securities laws and common law. These suits arise in connection with the Company's role as a participating underwriter in various securities offerings. The Company is also involved in other actions incidental to its securities business. Pursuant to SFAS No. 5, "Accounting for Contingencies," the Company has established reserves against such contingencies. Based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these various actions will not result, after taking into account the reserves, in any material adverse effect on the financial condition of the Company.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to underwriting commitments that were open at December 31, 2004, were not material.

(15) Financial Instruments Fair Value Information

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value as of December 31, 2004. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required to develop estimates of fair value. Accordingly, these estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

(16) Transfers of Financial Assets

The Company receives and delivers collateral in connection with its broker and dealer activities. Under many agreements, the Company is permitted to repledge securities held as collateral and use the securities to enter into securities lending arrangements. At December 31, 2004, the fair value of securities accepted as collateral was $38,635.

(17) Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's client securities activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company enters into security transactions involving forward settlement. The Company has entered into forward purchase and forward sale transactions with a contract value of $32,730 and $56,680, respectively, as of December 31, 2004. The market value of forward purchase and forward sale transactions was $32,835 and $56,751, respectively, as of December 31, 2004. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including but not limited to the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

The Company uses financial futures and options to manage market risk related to trading securities. The Company did not have open futures or options positions as of December 31, 2004. The Company had minimal gains and losses on these transactions included in Principal Transactions, Net on the Statement of Income.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the clients' accounts. In connection with these activities, the Company executes and clears client transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that clients

may incur. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the client's obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral or to reduce security positions when necessary. Such collateral is appropriately not reflected in the accompanying Statement of Financial Condition.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART II

BROKER OR DEALER
**ROBERT W. BAIRD & CO. INCORPORATED** as of 12/31/04

## COMPUTATION OF NET CAPITAL

| | | | | | | |
|---|---|---|---|---|---|---|
| 1. Total ownership equity (from Statement of Financial Condition - Item 1800) | | | | | $ 159,725,286 | 3480 |
| 2. Deduct: Ownership equity not allowable for Net Capital | | | | | ( ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | | | 159,725,286 | 3500 |
| 4. Add: | | | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | | 363,084,964 | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | | | $ 522,810,250 | 3530 |
| 6. Deductions and/or charges: | | | | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | | | $ 249,066,561 | 3540 | | |
| 1. Additional charges for customers' and non-customers' security accounts | | | 3,007,104 | 3550 | | |
| 2. Additional charges for customers' and non-customers' commodity accounts | | | | 3560 | | |
| B. Aged fail-to-deliver: | | | 592,874 | 3570 | | |
| 1. number of items | 225 | 3450 | | | | |
| C. Aged short security differences-less reserve of | $ | 3460 | 12,759 | 3580 | | |
| number of items | 3 | 3470 | | | | |
| D. Secured demand note deficiency | | | | 3590 | | |
| E. Commodity futures contracts and spot commodities - proprietary capital charges | | | | 3600 | | |
| F. Other deductions and/or charges | | | 2,264,179 | 3610 | | |
| G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) | | | | 3615 | | |
| H. Total deductions and/or charges | | | | | ( 254,943,477 ) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | | | 3630 |
| 8. Net Capital before haircuts on securities positions | | | | | $ 267,866,773 | 3640 |
| 9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)): | | | | | | |
| A. Contractual securities commitments | | | $ 481,581 | 3660 | | |
| B. Subordinated securities borrowings | | | | 3670 | | |
| C. Trading and investment securities: | | | | | | |
| 1. Bankers' acceptances, certificates of deposit and commercial paper | | | | 3680 | | |
| 2. U.S. and Canadian government obligations | | | 15,279,907 | 3690 | | |
| 3. State and municipal government obligations | | | 1,995,011 | 3700 | | |
| 4. Corporate obligations | | | 5,480,934 | 3710 | | |
| 5. Stocks and warrants | | | 4,565,333 | 3720 | | |
| 6. Options | | | | 3730 | | |
| 7. Arbitrage | | | | 3732 | | |
| 8. Other securities | | | 213,288 | 3734 | | |
| D. Undue concentration | | | | 3650 | | |
| E. Other (List) | | | | 3736 | ( 28,016,054 ) | 3740 |
| 10. Net Capital | | | | | $ 239,850,719 | 3750 |

OMIT PENNIES

te: Non-allowable assets from the Statement of Financial Condition:

| | |
|---|---|
| Furniture,equipment, leasehold improvements | $24,756,176 |
| Securities owned,not readily marketable | 11,812,883 |
| Exchange memberships | 3,274,010 |
| Other assets | 209,223,492 |
| | $249,066,561 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED

as of 12/31/04

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**art A**

| | | | | |
|---|---|---|---|---|
| . Minimal net capital required (6-2/3% of line 19) | | | $ | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | | $ | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | | | $ | 3760 |
| . Excess net capital (line 10 less 13) | | | $ | 3770 |
| . Excess net capital at 1000% (line 10 less 10% of line 19) | | | $ | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| . Total A.I. liabilities from Statement of Financial Condition | | | $ | 3790 |
| . Add: | | | | |
| A. Drafts for immediate credit | $ | 3800 | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| C. Other unrecorded amounts (List) | $ | 3820 | $ | 3830 |
| 8. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii)) | | | $ | 3838 |
| . Total aggregate indebtedness | | | $ | 3840 |
| . Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) | | | % | 3850 |
| . Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12) | | | % | 3853 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**art B**

| | | | |
|---|---|---|---|
| . 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | 9,539,473 | 3870 |
| 3. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) | $ | 1,000,000 | 3880 |
| . Net capital requirement (greater of line 22 or 23) | $ | 9,539,473 | 3760 |
| . Excess net capital (line 10 less 24) | $ | 230,311,246 | 3910 |
| . Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8) | % | 50.29 | 3851 |
| . Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8) | % | 45.04 | 3854 |
| . Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement | $ | 216,002,035 | 3920 |

## OTHER RATIOS

**art C**

| | | | |
|---|---|---|---|
| . Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | % | 18.76 | 3860 |
| . Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital | % | | 3852 |

**TES:**

The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

o not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

or reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Note: The information contained in this schedule I is in agreement in all material respects with the unaudited Focus Report, Part II filed by the company as of December 31, 2004.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART II

BROKER OR DEALER

**ROBERT W. BAIRD & CO. INCORPORATED** as of 12/31/04

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

### REDIT BALANCES

| Item | Amount | Code | Total | Code |
|---|---|---|---|---|
| Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) | $ 207,170,335 | 4340 | | |
| Monies borrowed collateralized by securities carried for the accounts of customers (see Note B) | 63,264,918 | 4350 | | |
| Monies payable against customers' securities loaned (see Note C) | 39,921,287 | 4360 | | |
| Customers' securities failed to receive (see Note D) | 13,363,953 | 4370 | | |
| Credit balances in firm accounts which are attributable to principal sales to customers | 1,587,823 | 4380 | | |
| Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days | | 4390 | | |
| ** Market value of short security count differences over 30 calendar days old | | 4400 | | |
| ** *Market value of short securities and credits (not to be offset by longs or by* debits) in all suspense accounts over 30 calendar days | 2,673,214 | 4410 | | |
| Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days | 174,058 | 4420 | | |
| . Other (List) | 2,985,090 | 4425 | | |
| . TOTAL CREDITS | | | $ 331,140,678 | 4430 |

### BIT BALANCES

| Item | Amount | Code | Total | Code |
|---|---|---|---|---|
| ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 | $ 450,106,775 | 4440 | | |
| . Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver | 4,548,450 | 4450 | | |
| . Failed to deliver of customers' securities not older than 30 calendar days | 225,229 | 4460 | | |
| . Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F) | 22,093,217 | 4465 | | |
| . Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G) | | 4467 | | |
| . Other (List) | | 4469 | | |
| . ** Aggregate debit items | | | $ 476,973,671 | 4470 |
| . ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i)) | | | (14,309,210) | 4471 |
| . ** TOTAL 15c3-3 DEBITS | | | 462,664,461 | 4472 |

### SERVE COMPUTATION

| Item | Amount | Code | Total | Code |
|---|---|---|---|---|
| . Excess of total debits over total credits (line 20 less line 11) | | | $ 131,523,783 | 4480 |
| Excess of total credits over total debits (line 11 less line 20) | | | | 4490 |
| . If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits | | | | 4500 |
| . Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period | | | | 4510 |
| Amount of deposit (or withdrawal) including $ value of qualified securities | | 4515 | | 4520 |
| New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ value of qualified securities | | 4525 | $ | 4530 |
| )ate of deposit (MMDDYY) | | | | 4540 |

OMIT PENNIES

### QUENCY OF COMPUTATION

'aily ______ 4332 Weekly X 4333 Monthly ______ 4334

ıe event the Net Capital Requirement is computed under the alternative method, this "Reserve ıla" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED as of 12/31/04

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

### XEMPTIVE PROVISIONS

;. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

| | | | |
|---|---|---|---|
| A. (k) (1)-$2,500 capital category as per Rule 15c3-1 .......................................$ | | | 4550 |
| B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained ................. | | | 4560 |
| C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. | | | |
| Name of clearing firm | 4335 | | 4570 |
| D. (k) (3)-Exempted by order of the Commission ............................................ | | | 4580 |

#### Information for Possession or Control Requirements Under Rule 15c3-3

ate the market valuation and the number of items of:

| | | |
|---|---|---|
| Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .........................$ | | 4586 |
| A. Number of items........................................................................ | | 4587 |
| Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D .............................................................. | | 4588 |
| A. Number of items ..........................................................$ | | 4589 |

OMIT PENNIES

The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ... Yes X [4584] No [4585]

OTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Note: The information contained in this schedule II is in agreement in all material respects with the unaudited FOCUS REPORT, Part II, filed by the company as of December 31, 2004.

Accountants and Business Advisors

Grant Thornton

## Report of Independent Public Accountants

To the Board of Directors of
Robert W. Baird & Co. Incorporated:

In planning and performing our audit of the financial statements of Robert W. Baird & Co. Incorporated (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of clients as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Milwaukee, Wisconsin
February 10, 2005